FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
      May 17, 2005
      Gold Reserve increases proven and probable reserves to 10.1 million ounces of gold

99.2  Press Release
      May 13, 2005
      Brisas measured and indicated gold resource increases to 12.4 million ounces

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 17, 2005			By: s/ Robert A. McGuinness
                                    Name:	Robert A. McGuinness
                                    Title: Vice President - Finance & CFO

EXHIBIT INDEX
99.1  Press Release


NR-05-04
GOLD RESERVE INCREASES PROVEN & PROBABLE RESERVES
TO 10.1 MILLION OUNCES OF GOLD

SPOKANE, WASHINGTON May 17, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) is pleased to announce an increase in its proven and probable mineral reserves at the Brisas project. Gold increased to 10.1 million ounces from 9.2 million ounces and copper increased to 1.29 billion pounds from
1.18 billion pounds.

Pincock Allen & Holt, Inc. ("PAH") of Denver, Colorado has completed the Brisas mineral reserve analysis based on 195,000 meters of diamond drilling in 830 holes. This increase incorporates the Company's recent 15,000 meter drilling program, the mining and milling costs for the 70,000 tonne per day flotation plant, and the smelter treatment and refining charges for the gold/copper concentrates from the Company's bankable feasibility study.

The proven and probable mineral reserve estimate is summarized in the following table:

                     Brisas Mineral Reserve

          Reserve    Gold     Gold        Copper   Copper     Strip
          Tonnes     Grade    Ounces      Grade    lbs.       Ratio
          (millions) (gpt)    (thousands) (%)      (millions)
-------------------------------------------------------------------
Proven    206.9      0.726     4,829      0.125      570
Probable  239.3      0.683     5,255      0.136      720
-------------------------------------------------------------------
Total     446.2      0.703    10,084      0.131    1,290      2.1
-------------------------------------------------------------------

The mineral reserve (within a pit design) has been estimated in accordance with the SME Reporting Guide and CIM Standards as adopted by CSA National Instrument 43 - 101, which we believe is substantially the same as SEC Industry Guide 7. The mineral reserve was estimated using metal prices of US $350 per ounce gold and US $0.90 per pound copper with an internal revenue cutoff of US $3.00 per tonne. The qualified persons involved in the reserve estimates are Raul Borrastero, C.P.G. and Susan Poos P.E. of PAH and Brad Yonaka, Exploration Manager and Daniel Thompson, Manager Technical Services for the Company.

Doug Belanger, President, stated, "With the new proven and probable reserves and only 35.8 million shares outstanding, Gold
Reserve has over 0.28 ounces of gold per outstanding share, which is the highest in the industry."

The Brisas operating plan from the January 2005 bankable feasibility study anticipates processing ore at 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper. Cash operating costs (net of copper by-product at US $1.00 per pound) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, are estimated at $263 per ounce of gold.

Gold Reserve Inc. is a Canadian company, currently developing its Brisas gold/copper project in Southeastern Venezuela.

Information regarding Gold Reserve Inc. is located at www.goldreserveinc.com


Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634


99.2  Press Release

NR-05-03
Brisas measured and indicated gold resource increases to 12.4 million ounces

SPOKANE, WASHINGTON May 13, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) is very pleased to announce a 1.4 million gold ounce and 229 million copper pound increase in the measured and indicated resource at its Brisas project located in Southeastern Venezuela. The measured and indicated gold and copper resources are approximately 12.4 million ounces and 1.6 billion pounds, respectively. The inferred resource at Brisas is an additional 2.46 million ounces of gold and 346 million pounds of copper. The increase in measured and indicated gold and copper resource is in addition to the resource disclosed in the Brisas bankable feasibility study released in January 2005.

The resource estimate incorporates the Company's recent drill program of 15,000 meters and a 0.4 grams per tonne gold equivalent (AuEq) cutoff grade using $350 per ounce gold and $0.90 per pound copper. Pincock Allen & Holt of Denver, Colorado is currently completing the proven and probable reserve estimate which is expected to be finalized next week.

Pincock Allen & Holt has completed the resource estimate utilizing various cutoff grades summarized in the following table:

             Brisas Measured and Indicated Resource

Category   AuEq     K tonnes        Gold               Copper
           Cutoff               Gpt     k ozs       %       m lbs
---------------------------------------------------------------------
           0.3      285,819     0.636    5,841      0.115     721
           0.4      250,184     0.689    5,541      0.119     656
Measured   0.5      206,653     0.758    5,039      0.127     577
           0.6      156,226     0.861    4,327      0.133     456
           0.7      120,940     0.953    3,704      0.139     370
---------------------------------------------------------------------
           0.3      402,949     0.567    7,351      0.129   1,140
           0.4      332,314     0.640    6,837      0.132     966
Indicated  0.5      265,562     0.719    6,139      0.137     802
           0.6      193,409     0.834    5,186      0.137     585
           0.7      147,338     0.928    4,398      0.140     454
---------------------------------------------------------------------
           0.3      688,768     0.596   13,192      0.123   1,861
Measured   0.4      582,498     0.661   12,378      0.126   1,622
   +       0.5      472,215     0.736   11,178      0.133   1,379
Indicated  0.6      349,635     0.846    9,513      0.135   1,041
           0.7      268,278     0.939    8,102      0.140     824
---------------------------------------------------------------------

                    Brisas Inferred Resource

The Brisas inferred resource estimate at various gold equivalent
(AuEq) cutoff grades is summarized in the following table:

 Category  AuEq     K tonnes        Gold               Copper
           Cutoff               Gpt     k ozs       %       m lbs
---------------------------------------------------------------------
           0.3      178,650     0.490    2,813      0.120     472
           0.4      129,040     0.594    2,464      0.122     346
Inferred   0.5       95,492     0.690    2,118      0.124     261
           0.6       63,916     0.835    1,715      0.113     159
           0.7       47,607     0.933    1,428      0.113     118
---------------------------------------------------------------------

The geologic resource has been estimated in accordance with the SME Reporting Guide and CIMM Standards as adopted by CSA National Instrument 43 - 101. The gold equivalent (AuEq) cutoff is based on $350 per gold ounce, $0.90 per pound copper, anticipated metal recoveries and smelter costs. The qualified persons involved in the resource estimate were Raul Borrastero, C.P.G. and Susan Poos P.E. of Pincock Allen & Holt and Brad Yonaka and Daniel Thompson of Gold Reserve.

The Brisas operating plan from the bankable feasibility study anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper. Initial capital cost and the cash operating cost are estimated to be $552 million and $154 per ounce of gold (net of copper by product at $1.00 per pound), respectively.

Information regarding Gold Reserve Inc. is located at www.goldreserveinc.com

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634